Belrose Capital Fund LLC 255 State Street Boston, MA 02109 617-482-8260

August 31, 2006

Kevin Vaughn, Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission 450 Fifth Street, N.W., Judiciary Plaza Washington, DC 20549

Dear Mr. Vaughn:

The purpose of this letter is to respond to comments on the Form 10-K for the year ended December 31, 2005 (the “Form 10-K”) filed by Belrose Capital Fund LLC (the “Fund”) provided by you to the undersigned in a letter dated August 3, 2006. Each comment and response is set forth below.

Before responding to the specific comments contained in your letter, we thought it would be helpful to describe the Fund’s investment structure and the basis for its financial statement presentation. As described in greater detail in Item 1 of the Fund’s Form 10-K, the Fund invests in equity securities through its interest in Belvedere Capital Fund Company LLC (“Belvedere Company”). Belvedere Company is a private investment company that invests exclusively in Tax-Managed Growth Portfolio (the “Portfolio”), an investment company registered under the Investment Company Act of 1940 (the “1940 Act”). The Portfolio primarily invests in common stocks of domestic and foreign growth companies believed to be high in quality by the Portfolio’s investment adviser. In addition to its interest in Belvedere Company, the Fund holds certain real estate investments through its controlled subsidiary, Belrose Realty Corporation.

The Fund’s Consolidated Statement of Assets and Liabilities and Statement of Operations included in its Form 10-K are presented in accordance with Chapter 7 of the AICPA Investment Company Guide (the “AICPA Guide”), which applies to financial statements of investment companies. We believe this is appropriate as the organizational and operational characteristics of the Fund meet the criteria for an investment company established by generally accepted accounting principles as described in paragraph 1.06 of the AICPA Guide. We provided similar information to the staff of the Commission in a letter regarding Belport Capital Fund LLC (“Belport”), a similarly-structured investment fund sponsored by Eaton Vance Management that is registered under the Securities Exchange Act of 1934, as amended (Commission File No. 000-49775) (see letter to David S. Lyons, Division of Corporation Finance, dated July 29, 2002) (the “Belport Letter”).

Kevin Vaughn August 31, 2006 Page 2

Comment 1: In future filings, please revise your Consolidated Statements of Assets and Liabilities to separately present the following or tell us why you believe they are not appropriate:

A.	Assets

	1.	investments in securities of unaffiliated issuers,

	2.	investments in and advances to affiliates, and

	3.	investments – other than securities.

B.	Net Assets

	1.	the title of each class of capital shares or other capital units,

	2.	the number of shares or capital units authorized,

	3.	the number of shares or capital units outstanding,

	4.	the dollar amount of shares or capital units,

	5.	the accumulated undistributed investment income-net,

	6.	the accumulated undistributed net realized gains (losses) on investment transactions, and

	7.	the net unrealized appreciation (depreciation) in value of investments at the balance sheet date.

Refer to Rule 6-04 of Regulation S-X.

Response to Comment 1: Although the Fund is not a registered investment company, it presents its financial statements in accordance with the rules and guidance for such entities, as provided by the AICPA Guide and Regulation S-X. In addition, the Fund, which is organized as a limited liability company, is treated as a partnership for tax purposes. Responses to the various items contained in Comment 1 are set forth below.

Response to Comment 1.A, Items 1 through 3. We believe that the Fund has disclosed its investments in the Fund’s consolidated financial statements in accordance with Rule 6-04 of Regulation S-X. The Fund’s Consolidated Portfolios of Investments (on page 38 of the Form 10-K) list the Fund’s investment assets as of December 31, 2005 and 2004, including the Fund’s interest in Belvedere Company, its consolidated real estate investments and its other short-term investments. A description of the Fund’s investments is contained in footnote 1 to its financial statements and the relationship between the Fund, Belvedere Company and the Portfolio is further discussed in Item 1 of the Form 10-K. The Consolidated Portfolios of Investments are consistent with Article 12 of Regulation S-X and the Fund’s investments as listed therein are categorized in accordance with Paragraph 7.16 of the AICPA Guide. As discussed below in response to Comment 2, the Fund follows the guidance found in Chapter 5 of the AICPA Guide applicable to investment companies organized in a master-feeder fund structure. As required by Item 5.33 of the AICPA Guide, the Form 10-K also contains the Schedules of Investments of the Portfolio as of December 31, 2005 and 2004. Feeder funds are not required by the AICPA Guide to separately identify their investment in a master fund as an investment in an affiliate. See Exhibit 5.4 of the AICPA Guide. This is appropriate given the pass-through nature of the master-feeder fund structure. For this reason, we have not separately presented the Fund’s investment in Belvedere Company as an investment in an affiliate.

Kevin Vaughn August 31, 2006 Page 3

Response to Comment 1.B, Items 1 and 2. The Fund is authorized by its Limited Liability Company Agreement to issue an unlimited number of limited liability company interests, which are referred to throughout the financial statements as “shares”. In the future, we will disclose this information in footnote 1 to the financial statements.

Response to Comment 1.B, Item 3. The number of Fund shares outstanding is disclosed in the Statement of Assets and Liabilities (see page 40 of the Form 10-K).

Response to Comment 1.B, Items 4 through 7. The requested disclosure is not applicable to the Fund as the Fund is an investment partnership and a pass-through entity. As stated in the AICPA Guide, Paragraph 7.35 “Investment partnerships and other pass-through entities typically aggregate all elements of equity into partners’ capital because the results from operations are deemed distributed to each partner.” As such, the Fund presents net assets as a single line item.

Comment 2: Please tell us the accounting guidance on which you rely to present expenses allocated from Belvedere Company as a reduction in investment income. Tell us why you believe it is appropriate to consider these allocated amounts as investment expenses.

Response to Comment 2: As stated in response to Comment 50 of the Belport letter, Belport follows the guidance contained in Chapter 5 of the AICPA Guide, which includes information on accounting, reporting and auditing for investment companies operated in a master-feeder structure. The Fund also follows that guidance. Paragraph 5.38 of Chapter 5 of the AICPA Guide states “The statement of operations reports details of the feeder fund’s allocated share of net investment income from the master fund (that is, separate disclosure of allocated interest, dividends, and expenses).” Exhibit 5.4 to Chapter 5 shows the presentation of this information, which specifically includes master fund expenses as a reduction of investment income, rather than as part of fund expenses.

Comment 3: In future filings, please revise to disclose either in the body of the financial statements or in the footnotes, the average dollar amount of borrowings and the average interest rate. Refer to Rule 6-07.3 of Regulation S-X.

Response to Comment 3: The Fund will revise its disclosure in future filings to include the average dollar amount of borrowings and the average interest rate in the footnotes to the financial statements. The Fund’s Form 10-K discloses interest expense and amortization of debt discount (as applicable) in its Consolidated Statements of Operations. The disclosure of the average dollar amount of borrowings and the average interest rate will complement the existing disclosure of the Form 10-K’s quantitative information for its borrowings, including the fair value of its borrowings and the average interest rate of its borrowings, as required by Item 305 of Regulation S-K.

Comment 4: In future filings, please revise your Consolidated Statements of Operations to separately present the net realized gain or loss on transactions in (1) investment securities of unaffiliated issuers, (2) investment securities of affiliated issuers, and (3) investments other than securities. Refer to Rule 6-07.7(a) of Regulation S-X.

Kevin Vaughn August 31, 2006 Page 4

Response to Comment 4: The Fund’s Consolidated Statements of Operations report net realized gain or loss on transactions from Belvedere Company as required by Chapter 5.38 of the AICPA Guide. Chapter 5.38 states that the Statement of Operations reports separately the feeder fund’s associated share of the mater fund’s realized and unrealized gains and losses. As noted above in response to Comment 1.A, Items 1 through 3, feeder funds are not required by the AICPA Guide to separately identify their investment in a master fund as an investment in an affiliate.

Comment 5: In future filings, please revise to more clearly disclose the typical situations where shareholders would elect to restructure their fund share interest in an estate freeze election.

Response to Comment 5: A shareholder’s decision to make an estate freeze election depends on a variety of factors, including the shareholder’s personal financial and tax circumstances, the applicability of taxes to a transfer of shares by the shareholder by gift or at death, and the future performance of the Fund. As such, it would be difficult to describe succinctly typical situations where shareholders would elect to restructure their Fund shares in an estate freeze election. Information about the estate freeze was included in the Fund’s offering materials, and is provided to a shareholder expressing an interest in making the election. In addition, the shareholder is instructed to consult with his or her tax advisor before making an election. For these reasons, we do not believe it is appropriate to include the requested disclosure.

As requested, the Fund also acknowledges that:

* The Fund is responsible for the adequacy and accuracy of the disclosures in the filing;
* staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me with any questions at 617-598-8858.

Very truly yours,

/s/ Michelle A. Green
Michelle A. Green

cc:	Michael Volley, Staff Accountant
Division of Corporation Finance